EXHIBIT 21
LIST OF SUBSIDIARIES

Name	State of Incorporation
ST Production Systems, Inc.	Delaware[1]
Sensytech Financial Services, Inc.	Delaware
Radix Technologies, Inc.	California[2]

[1]	Dissolved effective September 30, 2005

[2]	Became a subsidiary on October 1, 2005.

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